DFB HEALTHCARE ACQUISITIONS CORP.
780 Third Avenue

New York, NY 10017

February 13, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Laura Nicholson, Special Counsel

Re:                             DFB Healthcare Acquisitions Corp.
Registration Statement on Form S-1
File No. 333-222376

Dear Ms. Nicholson:

DFB Healthcare Acquisitions Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-222376), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, February 15, 2018, or as soon thereafter as possible.

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Sincerely,

DFB HEALTHCARE ACQUISITIONS CORP.

By:	/s/ Richard Barasch
Name: Richard Barasch
Title: Chief Executive Officer